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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of June, 2003
                                SEC File #0-24570

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                              CENTRAL MINERA CORP.

                        Ste. 1040 - 885 West Georgia St.
                                  Vancouver, BC
                                     V6C 3E8
                                     CANADA
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F [X]                  Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                        No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

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THIS FORM 6-K CONSISTS OF:

MATERIAL CHANGE REPORT - BC FORM 53-901F
PRESS RELEASE

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CENTRAL MINERA CORPORATION



                                       By:    "Michael Cytrynbaum"

                                       Name:  Michael Cytrynbaum

                                       Title: President

Date: July 2, 2003

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                                 BC FORM 53-901F
                              (PREVIOUSLY FORM 27)

                        SECURITIES ACT (BRITISH COLUMBIA)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
          OF THE SECURITIES ACT AND SECTION 151 OF THE SECURITIES RULES

1.   REPORTING ISSUER

     CENTRAL MINERA CORP.
     1040 - 885 West Georgia Street
     Vancouver, British Columbia  V6C 3E8

     (the "Company" or "Central Minera")

2.   DATE OF MATERIAL CHANGE

     June 5, 2003

3.   PRESS RELEASE

     Date of Issuance:    June 5, 2003

     Place of Issuance:   Vancouver, B.C.

4.   SUMMARY OF MATERIAL CHANGE

     The Company has completed a private placement for gross proceeds of US$96,611.49.

     The Company has also reduced the purchase price on previously issued and outstanding warrants from US$0.15 and US$0.30 per share, respectively, to US$0.10 per share.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Central Minera has completed a non-brokered private placement of 966,114 Units at a price of US$0.10 per Unit for gross proceeds of US$96,611.49. Each Unit consists of one Subordinate Voting Share in the capital of Central Minera and one warrant (a "Warrant"), each Warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of US$0.10 per Subordinate Voting Share until June 5, 2005. 750,000 of the Units were paid for in cash and 216,114 Units were issued as consideration for settlement of an existing demand liability of Cdn$30,000.

     Proceeds of the private placement will be used for general working capital purposes.

     Shares acquired by the placees, and shares which may be acquired upon the exercise of the Warrants, are subject to a hold period until June 6, 2004, in accordance with applicable securities legislation.


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                                     - 2 -


     The Company has also reduced the purchase price on previously issued and outstanding warrants, entitling the holders to purchase up to 3,001,670 Subordinate Voting Shares, from US$0.15 and US$0.30 per share, respectively, to US$0.10 per share. The purchase price per Subordinate Voting Share on 3,000,000 warrants to be issued on July 31, 2003, pursuant to the terms of outstanding Convertible Debentures, has also been reduced from US$0.30 to US$0.10.

6.   RELIANCE ON SECTION 85(2) OF THE ACT

     Not applicable.

7.   OMITTED INFORMATION

     Not applicable.

8.   SENIOR OFFICERS

     For further information contact:

     Michael Cytrynbaum
     President

     Telephone:        (604) 687-6191
     Facsimile:        (604) 669-0131

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver this 9th day of June, 2003.


                                       CENTRAL MINERA CORP.

                                       Per: "Michael Cytrynbaum"

                                       Michael Cytrynbaum, President
                                       -----------------------------
                                       (Print Name and Title)


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                              CENTRAL MINERA CORP.
                                   SUITE 1040
                            885 WEST GEORGIA STREET,
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 3E8
                             TELEPHONE: 604-687-6191
                                FAX: 604-669-0131

OTC SYMBOL: CENMF.PK                                                     NR03-03

                             N E W S   R E L E A S E
                             -----------------------

JUNE 5, 2003 - Central Minera has completed a non-brokered private placement of 966,114 Units at a price of US$0.10 per Unit for gross proceeds of US$96,611.49. Each Unit consists of one Subordinate Voting Share in the capital of Central Minera and one warrant (a "Warrant"), each Warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of US$0.10 per Subordinate Voting Share until June 5, 2005. 750,000 of the Units were paid for in cash and 216,114 Units were issued as consideration for settlement of an existing demand liability of Cdn$30,000.

Proceeds of the private placement will be used for general working capital purposes.

Shares acquired by the placees, and shares which may be acquired upon the exercise of the Warrants, are subject to a hold period until June 6, 2004, in accordance with applicable securities legislation.

The Company has also reduced the purchase price on previously issued and outstanding warrants, entitling the holders to purchase up to 3,001,670 Subordinate Voting Shares, from US$0.15 and US$0.30 per share, respectively, to US$0.10 per share. The purchase price per Subordinate Voting Share on 3,000,000 warrants to be issued on July 31, 2003, pursuant to the terms of outstanding Convertible Debentures, has also been reduced from US$0.30 to US$0.10.

Central Minera has a direct equity interest in Cactus Gold Corp., a private precious metals development company, represented by holdings of 1.8 million shares. Cactus is developing precious metals properties in southern Nevada.

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Cytrynbaum"

Michael Cytrynbaum,
President

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events of performance are not statements of historical fact and may be "forward looking statements". Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Factors which may cause actual results to differ include availability of financing when needed, inability to establish reserves, environmental permitting regulations and requirements, weather, unforseen technical difficulties, unusual and unexpected geological formations and other factors set forth in the Company's filings on Form 20F with the Securities and Exchange Commission. Forward looking statements in this news release may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could", or "might" occur.